Exhibit 99.1

18 March 2024

PureTech Health plc

Bristol Myers Squibb Completes Acquisition of PureTech’s Founded Entity Karuna Therapeutics for $14 Billion

Acquisition centered on KarXT, which was invented at PureTech, as a potential first-in-class treatment for schizophrenia in adults

PureTech to receive approximately $293 million gross proceeds from Karuna equity position in addition to being eligible for further milestones and royalty payments based on KarXT regulatory & commercial successes

PureTech intends to provide an update in the coming days regarding its capital return plans

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company, today announced the completed acquisition of its Founded Entity, Karuna Therapeutics, Inc. (“Karuna”), by Bristol Myers Squibb (NYSE: BMY) (“BMS”), which has acquired all outstanding common stock of Karuna for $330.00 per share, for a total equity value of approximately $14 billion.

“This acquisition recognizes the enormous potential of KarXT to help millions of people with schizophrenia in need of a new therapeutic option, and BMS will provide the global leadership to maximize the reach of KarXT,” said Eric Elenko, Ph.D., Chief Innovation Officer at PureTech, and a co-inventor of KarXT. “This is also an important milestone for PureTech, where KarXT was invented, and for Karuna, one of our Founded Entities advancing innovative therapeutic approaches on the basis of validated mechanisms. We congratulate the Karuna and BMS teams on the completion of their transaction, and we wish them success in their joint pursuit to make a difference for people living with psychiatric and neurological conditions.”

If approved, KarXT will represent the first new mechanism of action for patients with schizophrenia in over 50 years.

As of February 15, 2024, PureTech’s percentage ownership in Karuna was approximately 2.3% on an outstanding voting share basis, resulting in an estimated $293 million in gross proceeds to PureTech upon the close of the transaction. PureTech directed approximately $18.5 million towards the founding and development of Karuna, and following the close of the BMS acquisition will have generated approximately $1.1 billion in direct cash proceeds to PureTech. Under its license agreement with Karuna, PureTech retains the right to receive milestone payments upon the achievement of certain regulatory approvals. PureTech is also owed certain royalties on net sales and is eligible to receive up to $400 million in milestone payments under its agreement with Royalty Pharma1.

The full text of the announcement from Bristol Myers Squibb is as follows:

Bristol Myers Squibb Completes Acquisition of Karuna Therapeutics, Strengthening Neuroscience

[1]

As of March 22, 2023, PureTech has sold its right to receive a 3% royalty from Karuna to Royalty Pharma on net sales up to $2 billion annually, after which threshold PureTech will receive 67% of the royalty payments and Royalty Pharma will receive 33%.

KarXT, Karuna’s Lead Asset, Is a Potential First-in-Class Treatment for Schizophrenia with Multi-Billion Dollar Sales Potential Across Multiple Indications

PRINCETON, N.J.— Bristol Myers Squibb (NYSE: BMY) today announced that it has successfully completed its acquisition of Karuna Therapeutics, Inc. (“Karuna”). With the acquisition’s completion, Karuna shares have ceased trading on the Nasdaq Global Select Market and Karuna is now a wholly owned subsidiary of Bristol Myers Squibb (“BMS”).

“We are excited to expand our neuroscience portfolio as we welcome Karuna to Bristol Myers Squibb,” said Chris Boerner, Ph.D., Chief Executive Officer, Bristol Myers Squibb. “Importantly, this transaction aligns with our commitment to strengthening BMS’s growth profile in the latter half of the decade and beyond. We look forward to working with Karuna’s talented team to bring KarXT to patients with schizophrenia later this year.”

Through this transaction, BMS has added KarXT (xanomeline-trospium), an antipsychotic with a novel mechanism of action and a differentiated efficacy and safety profile, and Karuna’s early-stage and pre-clinical pipeline. KarXT has a Prescription Drug User Fee Act (PDUFA) date of September 26, 2024 for the treatment of schizophrenia in adults. KarXT is also in registrational trials both for adjunctive therapy to existing standard of care agents in schizophrenia and for the treatment of psychosis in patients with Alzheimer’s disease, with potential to expand to additional indications, including Bipolar I disorder and Alzheimer’s disease agitation.

As previously disclosed, the transaction is expected to be dilutive to Bristol Myers Squibb’s non-GAAP diluted earnings per share by approximately $0.30 in 2024 from the financing cost of the transaction, which is primarily from a recently completed new debt issuance. Bristol Myers Squibb expects to offset the operational expenses of the transaction through continued disciplined resource allocation, cost efficiencies and portfolio prioritization. Bristol Myers Squibb’s cash flows and strong financial profile enable continued commitment to strong investment-grade credit ratings and investment for growth through business development opportunities and distributions to shareholders through ongoing dividends and share repurchases.

The transaction will be accounted for as an asset acquisition resulting in an approximately $12 billion one-time, non-deductible Acquired In-Process Research and Development (Acquired IPR&D) charge impacting both 2024 first quarter and full-year GAAP and non-GAAP EPS by approximately $5.93.

Consistent with past practice, Bristol Myers Squibb generally provides updates to its financial outlook once each quarter. When considering Bristol Myers Squibb’s financial outlook issued on February 2, 2024, investors and analysts should take into account the impacts outlined above. Bristol Myers Squibb will provide an update to its financial outlook when it reports first quarter 2024 results on April 25, 2024.

Advisors

Gordon Dyal & Co. and Citi are serving as financial advisors to Bristol Myers Squibb, and Covington & Burling LLP is serving as legal counsel. Goldman Sachs & Co. LLC is serving as exclusive financial advisor to Karuna, and Simpson Thacher & Bartlett LLP is serving as legal counsel.

About Bristol Myers Squibb

Bristol Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol Myers Squibb, visit us at BMS.com or follow us on LinkedIn, Twitter, YouTube, Facebook and Instagram.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” regarding, among other things, the acquisition of Karuna by Bristol Myers Squibb and Bristol Myers Squibb’s anticipated Acquired IPR&D charges for the quarter ending March 31, 2024, and the related impact to its GAAP and non-GAAP earnings per share. These statements may be identified by the fact they use words such as “should,” “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance, although not all forward-looking statements contain such terms. All statements that are not statements of historical facts are, or may be deemed to be, forward-looking statements. These statements are only predictions, and such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to (i) the risk that the expected benefits or synergies of the acquisition will not be realized, including with respect to the potential commercialization of KarXT, (ii) risks associated with legal proceedings instituted related to the merger agreement (iii) unanticipated difficulties or expenditures relating to the transaction, the response of business partners and competitors to the consummation of the transaction and/or potential difficulties in employee retention as a result of the consummation of the transaction and (iv) completion of Bristol Myers Squibb’s quarter-end closing process, including review by management and the audit committee of the Bristol Myers Squibb’s board of directors, which could result in changes to the preliminary estimates described herein. Forward-looking statements in this communication should be evaluated together with the many uncertainties that affect Bristol Myers Squibb’s business, particularly those identified in the cautionary factors discussion in Bristol Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and other documents that may be filed by Bristol Myers Squibb from time to time with the U.S. Securities and Exchange Commission. Bristol Myers Squibb does not undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made.

Use of Non-GAAP Financial Information and Financial Guidance

In discussing financial guidance, Bristol Myers Squibb refers to financial measures that are not in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The non-GAAP financial measures are provided as supplemental information to the financial measures presented in this press release that are calculated and presented in accordance with GAAP and are presented because management has evaluated the company’s financial results both including and excluding the adjusted items or the effects of foreign currency translation, as applicable, and believes that the non-GAAP financial measures presented portray the results of the company’s baseline performance, supplement or enhance management, analysts and investors overall understanding of the company’s underlying financial performance and trends and facilitate comparisons among current, past and future periods.

Non-GAAP earnings and related EPS information are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis after considering their quantitative and qualitative aspects and typically have one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of past or future operating results. These items are excluded from non-GAAP earnings and related EPS information because Bristol Myers Squibb believes they neither relate to the ordinary course of Bristol Myers Squibb’s business nor reflect Bristol Myers Squibb’s underlying business performance. Similar charges or gains were recognized in prior periods and will likely recur in future periods.

Because the non-GAAP financial measures are not calculated in accordance with GAAP, they should not be considered superior to or as a substitute for the related financial measures that are prepared in accordance with GAAP and are not intended to be considered in isolation and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

A reconciliation of forward-looking non-GAAP measures, including non-GAAP EPS, to the most directly comparable GAAP measures is not provided because comparable GAAP measures for such measures are not reasonably accessible or reliable due to the inherent difficulty in forecasting and quantifying measures that would be necessary for such reconciliation. Namely, we are not without unreasonable effort, able to reliably predict the impact of accelerated depreciation, and impairment charges, legal and other settlements, gains and losses from equity investments and other adjustments. In addition, the company believes such a reconciliation would imply a degree of precision and certainty that could be confusing to investors. These items are uncertain, depend on various factors and may have a material impact on our future GAAP results. In addition, the non-GAAP financial guidance in this press release excludes the impact of any potential additional future strategic acquisitions and divestitures and any specified items that have not yet been identified and quantified. The financial guidance is subject to risks and uncertainties applicable to all forward-looking statements as described elsewhere in this communication.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 28 therapeutics and therapeutic candidates, including two that have received both US FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to a forthcoming update with respect to our capital return plans, our expectations around our therapeutic candidates and approach towards addressing major diseases, and our future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com